Mail Stop 3-9								February 25,
2005

Keith G. Myers
President and Chief Executive Officer
LHC Group, LLC
420 West Pinhook, Rd.
Suite A
Lafayette, Louisiana 70503

Re:	LHC Group, LLC.
	Registration Statement on Form S-1
      Filed November 24, 2004
	File Number 333-120792

 Dear Mr. Myers:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, p. 8

"If we fail to complete the evaluation of our internal control
....,"
p. 18

1) We note your response to comment 8. Unless you have reason to believe that you may not complete your evaluation on time, this risk factor is not appropriate. If you have reason to believe the evaluation will not be completed, then you should revise your risk factor discussion to indicate that you have reason to believe the evaluation will not be completed in a timely manner.

Non-GAAP Financial Measures, page 27

2) We note your response to comment 9. The company asserts that EBITDA is a liquidity measure, as such please directly reconcile it to the most directly comparable GAAP-based liquidity measure, without reconciling EBITDA first to a performance measure. It appears that the company feels that cash flow from operations is the most relevant liquidity measure, reconcile EBITDA directly to cash flow from operations without reconciling to net income.

3) In addition, the discussion provided by the company about the usefulness of this measure is very brief. Please provide a much more detailed discussion of how management uses this measure and what benefit is obtained by its inclusion in the document.

4) In the reconciliation on page 26 we note that the company removes two line items "Impairment loss" and "Non-operating income, including gain on sale of assets." The removal of these line items appears to have the affect of presenting an "adjusted" EBITDA instead of just EBITDA which would only remove depreciation/amortization, interest, and taxes. Please justify for us the appropriateness of removing these additional charges that appear to be recurring in nature.

Business, page 46
5) We note your response to comment 14. Please provide a more complete analysis supporting your determination. Your analysis should address revenues derived from each agreement, how many other providers are there that would be capable of providing the same services and level of service at a similar cost, and a description of the effects of any interruptions for each agreement. Your analysis should address your dependence on the joint ventures, cooperative endeavors, license leasing arrangements and management services agreements.

Critical Accounting Policies

Revenues, pages 46-47

6) Refer to your response to comment 12. We note that the company increased its disclosure here of how these estimates are calculated.
Please revise this disclosure to also quantify the impact that adjustments to these estimates have had historically to allow an investor to better understand the materiality of these estimates.

Accounts Receivable and Allowances for Uncollectible Accounts, pages
47-48

7) Refer to your response to comment 13. We note that the company addresses some key elements in the way that its payment structure is organized in its response to us. Please revise the disclosure either here or in the Business section to reflect the more detailed information about the company`s billing system and operations provided in this response.

Notes to the Consolidated Financial Statements

General

8) The financial statements are now stale. Please update the audited financial statements to include through the year ended December
31,
2004.

2. Significant Accounting Policies

Accounts Receivable and Allowances for Uncollectible Accounts, page
F-10

9) Refer to your response to comment 19. It appears that these amounts represent unearned revenue which seems to have different characteristics than amounts owed to a third party. These balances would become payable only in the instance that service was terminated. Please verify this understanding of the way these prepayments function. If this is true, then it appears that the appropriate balance sheet classification would be as unearned revenue.

11.  Commitments and Contingencies

Contingencies, pages F-25 - F-26

10) Please refer to your responses to comments 22 and 23. It appears that your analysis does not follow the appropriate path through the literature given that this appears to be a financial instrument. Please discuss the applicability of SFAS 150, EITF 00-6, and ASR268 and other related literature to this agreement. It appears that the filing of the registration statement makes it appear that it is probable that this minority interest will become redeemable.


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tabatha Akins at (202) 824-5547 or James Atkinson, at (202) 942-2826 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan at (202) 942-7381or me at (202) 942-1840 with any other questions.
   Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	Steven Pottle
   	Alston & Bird
   	1201 West Peachtree Street
   	Atlanta, Georgia 30309-3424




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LHC Group, LLC.
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